Greystone Housing Impact Investors LP 14301 FNB Parkway, Suite 211 Omaha, NE 68154 P: 402.952.1235 www.ghiinvestors.com

July 23, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: John Spitz

100 F Street, N.E.

Washington, D.C. 20549

Re: Greystone Housing Impact Investors LP

Form 10-K for Fiscal Year Ended December 31, 2023

Response dated June 21, 2024

File No. 001-41564

Dear Mr. Spitz:

We have received the Staff’s letter dated July 12, 2024, detailing your office’s review of the above-referenced filing and correspondence. On behalf of Greystone Housing Impact Investors LP (the “Partnership”), below are our responses to those comments, which also confirm the telephone correspondence on July 17, 2024 between you, Michael Volley, the undersigned, and our outside counsel, David P. Hooper of Barnes & Thornburg LLP. For your convenience, I have reproduced your comments and requests for information in bold below followed by our responses in regular type.

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Form 10-K for Fiscal Year Ended December 31, 2023

Consolidated Balance Sheets, page 80

1. Please refer to your proposed revised disclosure in Exhibit B. It appears the carrying value of assets in non-consolidated VIEs plus the carrying value of assets in consolidated VIEs is greater than your total assets as of December 31, 2023. Please reconcile these items for us or provide us revised proposed disclosure.

Response: The Partnership acknowledges the Staff’s comment and respectfully provides the following clarifying response, consistent with our telephone discussion with you on July 17, 2024. We acknowledge and agree with the Staff that the sum of the Partnership’s disclosed carrying value of assets in non-consolidated VIEs and the carrying value of assets in consolidated VIEs as presented in the proposed revised disclosure is greater than the Partnership’s total assets as of December 31, 2023. This result is due to certain MRBs, GILs, property loans and similar assets that are reported within the disclosures for both non-consolidated VIEs and consolidated VIEs.

John Spitz

Securities and Exchange Commission

July 23, 2024

The Partnership generally performs two separate analyses of potential VIEs associated with its investments in MRBs, GILs, property loans and similar assets. The Partnership’s first VIE analysis is performed upon the acquisition of each MRB, GIL, property loan or similar asset. Each MRB or GIL acquired by the Partnership is an asset in the legal form of a bond or loan issued by a governmental entity, or an affiliated agency or authority, in order for the interest on the bond/loan to be exempt for federal income tax purposes. The Partnership often acquires a taxable MRB or taxable GIL in conjunction with the Partnership’s acquisition of a MRB or GIL, which is also in the legal form of a bond or loan issued by the same governmental entity, though the interest on the bond/loan is taxable for federal income tax purposes. Upon the acquisition of the bond/loan by the Partnership, the governmental issuer then lends the proceeds of the bond/loan transaction to the owner of the affordable multifamily property identified in the bond/loan documents as the borrower (the “Borrower”). The Borrower is typically a limited partnership, or similar pass-through entity, which has a general partner and various limited partners that receive allocations of Low Income Housing Tax Credits (LIHTCs) related to the underlying property. The Borrower then uses the loan proceeds to acquire, construct, rehabilitate, or refinance an affordable multifamily housing property. In this structure, the bond/loan is a limited obligation of the governmental issuer, and, from an economic standpoint, the governmental issuer takes no credit risk with respect to the multifamily property. The governmental issuer is referred to as a “conduit issuer” in municipal finance terms. The governmental issuer of the bond/loan is a conduit for the flow of the financing proceeds from the Partnership to the Borrower and for the repayment amounts from the Borrower to the Partnership. The principal and interest of the bond/loan is payable solely from the property pledged to secure the bond/loan, which typically consists of a mortgage on an individual affordable multifamily property. As a result, if the multifamily property revenues do not support repayment of the Borrower’s loan, the Partnership (and not the governmental issuer of the bond/loan) will suffer the loss. As all recourse for the bond/loan is to the Borrower, as described above, the Partnership assesses whether the Borrower is a VIE in accordance with the guidance in ASC 810-10.

Regarding property loans, we note for the Staff that property loans of the Partnership are made directly to a borrower entity that is structurally similar to the Borrower entities referred to in the preceding paragraph, rather than through a governmental issuer. The Partnership’s assessment of whether these borrower entities are VIEs, and if so, whether the Partnership is the primary beneficiary is the same as discussed in the preceding paragraph. There are instances in which a property loan shares a first mortgage with one of the Partnership’s GILs. In these instances, the Partnership collectively considers the Partnership’s rights under the property loan and the GIL when performing its VIE analysis for the Borrower.

As reflected in our proposed disclosures in Exhibit A under the heading “Non-Consolidated Variable Interest Entities,” the Partnership has determined that its MRBs, GILs, property loans and other similar assets are variable interests in the Borrowers, that certain Borrowers are deemed to be VIEs, and the Partnership is not the primary beneficiary of the Borrower VIEs. Accordingly, the Partnership presents the qualitative and quantitative disclosures related to its variable interests in the non-consolidated VIEs in accordance with the guidance in

John Spitz

Securities and Exchange Commission

July 23, 2024

ASC 810-10-50-4, including a tabular comparison of the Partnership’s carrying amount of the assets and the Partnership’s maximum exposure to loss for its MRBs, GILs, property loans and other similar assets associated with its non-consolidated Borrower VIEs. Please refer to Exhibit A for our proposed disclosures under the heading “Non-Consolidated Variable Interest Entities.”

The Partnership’s second VIE analysis is performed when the Partnership enters into a debt financing structure in the form of a TOB, Term TOB, TEBS financing, or similar structure (each, a “Debt Financing Entity”). The Partnership will deposit individual or multiple MRBs, GILs, property loans and similar assets into a Debt Financing Entity, which is typically a trust or securitization pool, which then issues senior securities and residual beneficial interests that share in the cash flows from the underlying assets. The senior securities are sold to third-party investors, typically money market funds, for cash and the Partnership retains the residual beneficial interests. As reflected in our proposed disclosures in Exhibit A under the heading “Consolidated Variable Interest Entities,” the Partnership has determined that its residual beneficial interests are variable interests in the Debt Financing Entities, that the Debt Financing Entities are deemed to be VIEs, and the Partnership is the primary beneficiary of the VIEs. Accordingly, the Partnership consolidates the assets and liabilities of the Debt Financing Entity VIEs in the Partnership’s consolidated financial statements and provides disclosures in accordance with the guidance in ASC 810-10-50-3. Please refer to Exhibit A for our proposed disclosures under the heading “Consolidated Variable Interest Entities.”

There are instances where an individual MRB, GIL, property loan or similar asset of the Partnership is deemed to be a variable interest in a non-consolidated Borrower VIE, while the same MRB, GIL, property loan or similar asset is also an asset of a consolidated Debt Financing Entity VIE. In these instances, the Partnership includes the MRB, GIL, property loan or similar asset in its tabular disclosure of carrying values and maximum exposure to loss for non-consolidated VIEs under the heading “Non-Consolidated Variable Interest Entities” and includes the same asset in the tabular disclosure of assets and liabilities of the Partnership’s consolidated VIEs under the heading “Consolidated Variable Interest Entities” within our proposed disclosures in Exhibit A. For the Staff’s reference, for the MRBs, GILs, property loans and similar assets that fit this description, the total reported “Carrying Values” in the tabular disclosure under the heading “Non-Consolidated Variable Interest Entities” were $101.8 million of MRBs, $11.5 million of taxable MRBs, $202.5 million of GILs, $13.6 million of taxable GILs, and $100.2 million of property loans as of December 31, 2023. Please note that in our revised proposed disclosure set forth in the attached, Exhibit A, we have revised the leftmost column of the tabular disclosure of carrying values and maximum exposure to loss for non-consolidated VIEs under the heading “Non-Consolidated Variable Interest Entities” so that the titles correspond to the balance sheet line item in the Partnership’s consolidated balance sheet to clarify where such assets are reported.

Please see the revised proposed disclosure set forth in the attached Exhibit A addressing this response.

John Spitz

Securities and Exchange Commission

July 23, 2024

2. Please refer to prior comment 2. Please clarify why you believe your investments in the debt of non-consolidated VIEs are not considered beneficial interests of the VIE. Specifically tell us why your investments in the debt of the VIE are not senior or subordinated shares of interest, principal or other cash inflows to be passed-through or residual interests in the form of debt. Refer to the definition of a beneficial interest in ASC 810 for guidance.

Response: The Partnership acknowledges the Staff’s comment and respectfully provides the following clarifying response, consistent with our telephone discussion with you on July 17, 2024. In our response letter dated June 21, 2024, we included a statement that, “[t]he Partnership does not have an ownership or beneficial interest in the borrower entity VIEs and is not the primary beneficiary of the VIEs” (emphasis added) within our response to prior comment 2. We want to clarify for the Staff that the Partnership’s MRBs, GILs, property loans and similar assets do, in fact, meet the definition of a beneficial interest in ASC 810 as such assets are senior or subordinated shares of interest, principal or other cash inflows to be passed-through in the form of debt. The determination that such assets are beneficial interests in the Borrower VIEs results in such assets being variable interests in the Borrower VIEs under ASC 810, which is consistent with our proposed disclosure under the heading “Non-Consolidated Variable Interest Entities” in Exhibit A.

3. Please refer to prior comment 2. We note you disclose in your Form 10-K that MRBs and GILs are issued by state and local governments, their agencies, and authorities. Please tell us if these are also issued by VIEs. If not, please clarify why you believe your investments in the debt of non-consolidated VIEs are in the form of MRBs, GILs, property loans and similar assets as opposed to the form of the debt issued by the VIE (e.g., TOBs, TEBs, asset-backed securities, MRB-backed securities, etc.). To the extent your investments are in the form of debt, please tell us how your current balance sheet presentation and related disclosure is appropriate and/or provide us proposed revised balance sheet presentation and related disclosure.

Response: The Partnership acknowledges the Staff’s comment and respectfully provides the following clarifying response, consistent with our telephone discussion with you on July 17, 2024. Please refer to our response to comment 1 above where we have provided additional information regarding the involvement of governmental entities in the issuance of the Partnership’s MRBs and GILs, the general structure of the non-consolidated Borrower VIEs, and the Partnership’s variable interests in the non-consolidated Borrower VIEs. We note for the Staff that each MRB and GIL of the Partnership is in the legal form of a bond or loan and is directly secured by a mortgage on a specific affordable multifamily property. The Partnership’s MRBs and GILs are not beneficial interests in a securitized pool of assets or securities. Rather, the Partnership’s rights under such bond or loan correspond to the rights of a lender under a typical mortgage loan issued by a financial institution secured by commercial real estate. This determination is consistent with the Partnership’s reporting of investments in MRBs, GILs,

John Spitz

Securities and Exchange Commission

July 23, 2024

property loans and similar assets as investment assets on the consolidated balance sheet and in related disclosures.

The Debt Financing Entity VIEs are legally separate entities from the Borrower VIEs. The Partnership does not invest in the senior securities issued by the Debt Financing Entity VIEs, which are debt obligations of the Debt Financing Entity VIEs. As the Debt Financing Entity VIEs are consolidated VIEs to the Partnership, the senior securities are reported as debt liabilities on the Partnership’s consolidated balance sheet and related disclosures.

Please see the revised disclosure set forth in the attached Exhibit A addressing this response.

Note 7. Governmental Issuer Loans, page 107

4. We note disclosure in Note 7 that all GILs were held in trust which may not be consistent with the proposed revised disclosure in Exhibit B. Please ensure disclosure throughout your filing related to VIEs and trusts are consistent you’re your proposed revised disclosure included in Exhibit B.

Response: The Partnership acknowledges the Staff’s comment and respectfully provides the following clarifying response, consistent with our telephone discussion with you on July 17, 2024. We will evaluate our disclosure of GILs, and similar assets, as being “held in trust” and ensure such disclosure is consistent throughout the consolidated financial statements in our future filings.

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We appreciate your review of our responses to your comments. Should you have additional comments or questions, please contact me at (402) 952-1233, or our outside counsel, David P. Hooper, at (317) 231-7333.

Sincerely,

/s/ Jesse A. Coury

Jesse A. Coury

Chief Financial Officer

cc: Kenneth C. Rogozinski, Greystone Housing Impact Investors LP

David P. Hooper, Esq., Barnes & Thornburg LLP

EXHIBIT A

5. Variable Interest Entities

See section under the heading “Variable Interest Entities” within Note 2 of the consolidated financial statements for the Partnership’s policies regarding accounting for Variable Interest Entities.

Non-Consolidated Variable Interest Entities

The Partnership acquires investments in the form of MRBs, taxable MRBs, GILs, taxable GILs, and property loans to finance the construction and/or operation of affordable multifamily properties that are obligations of the property-owning entity, which is considered the borrower entity. The Partnership’s individual investment assets are considered debt obligations of each individual borrower entity, and the investment assets are secured by a mortgage on real and personal property of the respective borrower entity. The Partnership’s associated investment asset(s) is considered a variable interest in the borrower entity as the Partnership will absorb losses of the VIEs if the borrower entities are unable to repay the outstanding principal of the respective MRBs, taxable MRBs, GILs, taxable GILs, and property loans. The Partnership evaluates whether each borrower entity is a VIE under the accounting guidance, and if so, the Partnership performs an evaluation to determine if the Partnership is the primary beneficiary of the VIE. When evaluating whether the Partnership is the primary beneficiary of a VIE, the Partnership identifies the rights that grant the power to direct the activities that most significantly impact the VIE’s economic performance, which are those rights to manage regular property operations of the VIE, to sell the assets of the VIE, or to refinance the debt of the VIE. Generally, all such rights are held by the equity investors in the VIE and not the Partnership. As a result, the Partnership is not considered the primary beneficiary and does not consolidate the financial statements of these VIEs in the Partnership’s consolidated financial statements. The Partnership reports its investments in the MRBs, taxable MRBs, GILs, taxable GILs, and property loans on the Partnership’s consolidated balance sheet and the related interest income on the Partnership’s consolidated statement of operations.

The Partnership also makes equity investments in entities formed for the construction, operation and sale of market-rate multifamily or seniors housing properties (Note 9). The Partnership’s equity investments in these VIEs are considered variable interests as the Partnership, and the respective managing members, are entitled to returns and absorb losses from the underlying properties according to the entities’ respective operating agreements. The Partnership has determined that the underlying investee entities are VIEs for financial reporting purposes and the Partnership performs an evaluation to determine if the Partnership is the primary beneficiary of the VIE. The Partnership and the respective managing members have various rights within the respective operating agreement for each VIE. When evaluating whether the Partnership is the primary beneficiary of a VIE, it identifies the rights that grant the power to direct the activities that most significantly impact the VIE’s performance, which are those rights to manage regular property operations of the VIE, to sell the assets of the VIE, or to refinance the debt of the VIE. Generally, all such rights are held by the managing members of the VIE. In addition, the Partnership does not have kick-out rights or substantive participating rights. As a result, the Partnership is not considered the primary beneficiary and does not consolidate the financial statements of these VIEs in the Partnership’s consolidated financial statements, with one exception as disclosed in the “Consolidated Variable Interest Entities” section below. The Partnership reports its equity investments in the VIEs as “Investments in unconsolidated entities” on the Partnership’s consolidated balance sheet and the related preferred return, earnings (losses) from investments in unconsolidated entities, and gains on sale on the Partnership’s consolidated statement of operations.

The Partnership held variable interests in 33 and 35 non-consolidated VIEs as of December 31, 2023 and 2022, respectively. The following table summarizes the Partnership’s carrying value by asset and maximum exposure to loss associated with the variable interests as of December 31, 2023 and 2022:

	Carrying Value	Maximum Exposure to Loss	Carrying Value	Maximum Exposure to Loss
	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2022
Mortgage revenue bonds held in trust	$101,785,909	$95,186,213	$54,481,822	$53,456,081
Mortgage revenue bonds	3,450,188	3,150,000	18,173,500	18,173,500
Taxable mortgage revenue bonds (reported within other assets)	13,488,560	13,520,631	3,044,829	3,044,829
Governmental issuer loans held in trust	202,547,300	202,547,300	300,230,435	300,230,435
Taxable governmental issuer loans (reported within other assets)	13,573,000	13,573,000	8,000,000	8,000,000
Property loans	107,511,750	107,511,750	169,002,497	169,002,497
Investments in unconsolidated entities	136,653,246	136,653,246	115,790,841	115,790,841
	$579,009,953	$572,142,140	$668,723,924	$667,698,183

The Partnership’s maximum exposure to loss for non-consolidated VIEs associated with the MRBs and taxable MRBs as of December 31, 2023 and 2022 is equal to the Partnership’s cost basis adjusted for paydowns. The difference between the carrying values in the Partnership's consolidated balance sheets and the maximum exposure to loss is due to the unrealized gains or losses. The Partnership has future MRB and taxable MRB funding commitments related to non-consolidated VIEs totaling $125.6 million and $16.4 million, respectively, as of December 31, 2023 (Note 19).

The Partnership’s maximum exposure to loss for non-consolidated VIEs associated with the GILs, taxable GILs, property loans and investments in unconsolidated entities as of December 31, 2023 and 2022 is equal to the Partnership’s carrying value. The Partnership has future GIL, taxable GIL, property loan and investment in unconsolidated entities funding commitments related to non-consolidated VIEs totaling $51.1 million, $53.6 million, $19.9 million, and $49.4 million, respectively, as of December 31, 2023 (Note 19).

Consolidated Variable Interest Entities

The Partnership obtains leverage on its investment assets to enhance returns and lower its net capital investment. The Partnership’s leverage programs generally consist of selling MRBs, taxable MRBs, GILs, taxable GILs, and property loans into debt financing entities in the form of TOBs, a term TOB, TEBS financings, and the TEBS Residual Financing. These debt financing entities issue senior securities and residual beneficial interests that share in the cash flows from the securitized investment assets. The senior securities are sold to third-party investors for cash and the Partnership retains the residual beneficial interests. The Partnership determined that its residual beneficial interest in a debt financing entity absorbs potential losses of the entity as the interests are in a first-loss position and subordinate to the senior securities in the distribution of cash flows of the debt financing entity. The Partnership has determined that each debt financing entity is a VIE for financial reporting purposes and the Partnership performs an evaluation to determine if the Partnership is the primary beneficiary of the VIE. In determining the primary beneficiary of each VIE, the Partnership considered which party has the power to control the activities of the VIE which most significantly impact its financial performance and the obligation to absorb losses or rights to receive benefits of the entity that could potentially be significant to the VIE. The Partnership determined that the right to direct the VIE to sell the underlying assets most significantly impacts the economic performance of the VIE, and such right is held by the Partnership though its ownership of the residual beneficial interest. The Partnership has the obligation to absorb losses that could potentially be significant to the VIE given its first-loss position noted previously. As the Partnership meets both primary beneficiary criteria, it is considered the primary beneficiary of the VIEs and reports the VIEs on a consolidated basis. The Partnership reports the underlying investment assets of the VIEs in the Partnership’s assets (Notes 6, 7, 8 and 12) and the senior securities of the VIEs are reported as “Debt financing, net” (Note 16) on the Partnership’s consolidated balance sheets. The interest income earned from the underlying investment assets of the VIEs is reported within “Investment income” and “Other interest income” on the Partnership’s consolidated statement of operations. Interest expense and facility fees associated with the debt financing are reported within “Interest expense” on the Partnership’s consolidated statement of operations.

As noted previously, the Partnership also makes equity investments in certain entities formed for the construction, operation and sale of market-rate multifamily or seniors housing properties (Note 9). The investee entities are VIEs for financial reporting purposes and the Partnership is typically not considered the primary beneficiary, making such entities non-consolidated VIEs. Within one of the Partnership’s equity investments, Vantage at San Marcos, the Partnership has additional rights compared to its other equity investments and such rights are considered in the Partnership’s assessment of the primary beneficiary of the VIE. In determining the primary beneficiary of the VIEs, the Partnership considered which party has the power to control the activities of the VIE which most significantly impact its financial performance and the obligation to absorb losses or rights to receive benefits of the entity that could potentially be significant to the VIE. For the Vantage at San Marcos investee, the Partnership can currently require the managing member of the VIE to purchase the Partnership’s equity investment in the VIE at a price equal to the Partnership’s carrying value. The only assets of the VIE are land and capitalized development costs such that if the Partnership were to require the managing member to purchase its equity investment, all underlying assets of the VIE would likely need to be sold, which would significantly impact the VIE’s economic performance. The Partnership would be exposed to gains or losses of the VIE based on the sales price of the underlying asset in relation to the Partnership’s equity investment. As the Partnership meets both the primary beneficiary criteria for the Vantage at San Marcos investee, it is considered the primary beneficiary of the VIE and reports the VIE on a consolidated basis. The Partnership reports the land and capitalized development costs of the VIE within “Real estate assets, net” and a mortgage loan on the property with “Mortgages payable, net” on the Partnership’s consolidated balance sheets. The VIE has not reported any income or expenses during the years ended December 31, 2023 and 2022. If certain events occur in the future, the Partnership’s option to redeem the investment will terminate and the VIE may be deconsolidated.

The following table summarizes the assets and liabilities of the Partnership’s consolidated VIEs as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Assets:
Restricted cash	$12,605	$216,605
Interest receivable, net	6,920,851	8,703,094
Mortgage revenue bonds held in trust, at fair value	883,030,786	763,208,945
Governmental issuer loans
Governmental issuer loans held in trust	222,947,300	300,230,435
Allowance for credit losses	(1,294,000)	-
Governmental issuer loans, net	221,653,300	300,230,435
Property loans
Property loans	108,271,420	130,002,497
Allowance for credit losses	(675,000)	-
Property loans, net	107,596,420	130,002,497
Real estate assets	3,606,658	3,664,472
Other assets	24,999,197	17,030,957
Total Assets	$1,247,819,817	$1,223,057,005

Liabilities:
Accounts payable, accrued expenses and other liabilities (1)	$8,656,003	$7,385,279
Debt financing (2)	1,018,314,376	959,110,785
Mortgages payable (3)	1,690,000	1,690,000
Total Liabilities	$1,028,660,379	$968,186,064
(1)
Of the amounts reported, $5,495,426 and $4,986,380 are associated with VIEs where the creditor does not have recourse to the general credit of the Partnership as of December 31, 2023 and 2022, respectively.
(2)
Of the amounts reported, $367,807,377 and $325,991,785 are associated with VIEs where the creditor does not have recourse to the general credit of the Partnership as of December 31, 2023 and 2022, respectively.
(3)
The entire mortgages payable balance is associated with a VIE where the creditor does not have recourse to the general credit of the Partnership as of December 31, 2023 and 2022, respectively.

In certain instances, the Partnership has investment assets in the form of MRBs, taxable MRBs, GILs, taxable GILs and property loans that are variable interests in non-consolidated borrower entity VIEs which are also assets of consolidated debt financing entity VIEs. Accordingly, such investment assets are reported within tables related to both non-consolidated VIEs and consolidated VIEs presented in this Note 5.